March 18, 2009


WALL ST
BROAD ST

February 2009 Markets in Review

The month of February proved to be another difficult time for the global equity markets, as the equity markets were down in excess of 10 percent. However, growth stocks again strongly outperformed during the month.

Mutual Funds Operations More Transparent Than Hedge Funds

Investors are concerned these days about more than market performance. Tragic stories of portfolios damaged by investments in unethical hedge funds engaged in activities ranging from deceptive accounting to embezzlement are grabbing headlines. The vast majority of hedge funds are reputable and their clients need not worry, but for investors who prefer greater transparency in their investments, mutual funds may be the answer.

Mutual funds and hedge funds both pool investors' money to be managed as a single portfolio, but there are significant differences between the two when it comes to features such as liquidity, reporting and investment constraints. Both investment vehicles have their place in the investment industry, but when headlines are filled with stories of Ponzi schemes, mutual fund shareholders can find an extra level of comfort in the required liquidity and transparency employed in their portfolios' administration.

- Continue reading the full article, "Mutual Funds Operation More Transparent Than Hedge Funds".

1099 Tax Forms

1099 Tax forms for Sit Funds were mailed on January 30, 2009. Online copies of the tax forms will be available in the second half of February.

2009 Investment Seminars

From February to April, Sit Mutual Funds will host three different investment seminars. The seminars will be held at the Edina Country Club as well as in our offices in the IDS Center.

Money Market News

Details about the U.S. Treasury Department's Temporary Guarantee Program for Money Market Funds is available on the Money Market page.



Eugene Sit
1938 - 2008

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